Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 5th floor

New York, NY 10019

September 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Qomolangma Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-265447) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Qomolangma Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 pm Eastern time on Thursday, September 29, 2022, or as soon as thereafter possible.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

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Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Investment Banking

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